May 30, 2007


Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Reliant Home Warranty Corporation
         Form 10-KSB for Fiscal Year Ended December 31, 2006
         Filed April 3, 2007
         File No. 0-29827

Dear Mr. Spirgel:

This letter is in response to your comment letter dated May 24, 2007 concerning the above referenced filing for Reliant Home Warranty Corp. (the "Company"). The following paragraphs address your comments. The paragraph numbers cross reference the comments in your letter.

1. We will file the required Item 4.02 Form 8-K in connection with the restatement of our financial statements once our restatements have been finalized.

2. Our auditors will revise their 2006 report to make reference to our restatement of the financial statements. In addition, we will label the columns for 2006 and cumulative from inception as restated and include a note to the financial statements explaining the restatement.

3. Since Laurus retained the rights to the warrant, we will not reverse the expense of $4,299,266 previously ascribed to the warrant. We will revise our financial statements accordingly.

A copy of our proposed amended Form 10-KSB/A with marked changes is enclosed for your review.

In connection with our responses to your comments, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in this filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 416-445-9500 if you have any questions.

Sincerely,

/s/ Steve Hamilton
------------------------
Steve Hamilton
Chief Financial Officer

Enclosure.


Enclosure.

*****DRAFT FOR SEC REVIEW - NOT AN OFFICIAL FILING*****

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        RELIANT HOME WARRANTY CORPORATION
                                  FORM 10-KSB/A
                                Amendment No. 1
(Mark One)

[X]      ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934

                   For the fiscal year ended December 31, 2006
                                             -----------------

[ ]      TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT


            For the transition period from __________ to ____________

                        Commission files number 000-29827
                                                ---------

                        RELIANT HOME WARRANTY CORPORATION
        -----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)



         Florida                                               65-0656668
-------------------------------                          -----------------------
(State or other jurisdiction of                               (IRS Employer
 incorporation or organization)                             Identification No.)


                            Suite 250, 350 Bay Street
                            Toronto, Ontario M5H 2S6
                      ------------------------------------
                    (Address of principal executive offices)

                                  416 445-9500
                     ---------------------------------------
                           (Issuer's telephone number)


                       APPICABLE ONLY TO CORPORATE ISSUERS

STATE THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE ISSUER'S CLASSES OF COMMON EQUITY, AS OF THE LATEST PRACTICABLE DATE: March 31, 2007 - 97,849,002
                                           ---------------------------

                                Explanatory Note

This Amendment No. 1 on Form 10-KSB/A amends the Annual Report of Reliant Home Warranty Corporation for the year ended December 31, 2006, originally filed with the Securities and Exchange Commission on April 3, 2007. The Company is filing this amendment to:

1. Provide addition disclosure that there were no changes in our internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting,

2.   Include an audit opinion for the year ended December 31, 2005.

3. Identify on the face of each statement that we are a development stage company.

4. Label our loan payable on our balance sheet as loan payable to "related party."

5. Revise the revenue recognition, accounting policy note 2 on page F-7 to state that in accordance with FAS 91, mortgage loan fees and related loan costs are offset, and the net amount is deferred and amortized over the lives of the loans, and revise the 2006 statement of operations to reduce revenues and operating expenses each by $18,680.

6. Restate our 2006 financial statements to not reverse the expense of $4,299,266 previously ascribed to a warrant.

7. Include a revised 2006 auditors' report that makes reference to our financial statement restatement.

8. Label the columns of our financial statements for 2006 and cumulative from inception as restated and include a note to the financial statements explaining the restatement.



                                                    TABLE OF CONTENTS


                                                                                                      Page
     PART I
Item                1    Description of the business                                                    3
Item                2    Description of Real Property                                                   9
Item                3    Legal Proceeding                                                               9
Item                4    Submission of matters to vote of security holders                              9
     PART II
Item                5    Market for Common  Equity,  Related  Stockholders  Matters & Small Business    10
                         Issue Purchases of Equity Securities
Item                6    Management's Discussion & Analysis or Plan of Operation                        11
Item                7    Financial Statements                                                           12
Item                8    Changes  &  Disagreements   with  Accountants  on  Accounting  &  Financial    12
                         disclosure
Item                8A   Control & Procedures                                                           12
Item                8B   Other Information                                                              13
    PART III
Item                9    Directors and Executive Officers of Registrant                                 13
Item                10   Executive Compensation                                                         16
Item                11   Security  Ownership of Certain Beneficial Owners and Management and Related    17
                         Stockholder Matters
Item                12   Certain Relationship and Related Transactions                                  18
Item                13   Exhibits                                                                       18
Item                14   Principal Accountant Fees and Service                                          19


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When Reliant uses words like "intend," "anticipate," "believe," estimate," "plan" or "expect," Reliant is making forward-looking statements. Reliant believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to Reliant on the date hereof, but Reliant cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Reliant has disclosed certain important factors that could cause Reliant's actual results to differ materially from Reliant's current expectations elsewhere in this report. You should understand that forward-looking statements made in this report are necessarily qualified by these factors. Reliant is not undertaking to publicly update or revise any forward-looking statement if Reliant obtains new information or upon the occurrence of future events or otherwise.

PART I

ITEM 1 DESCRIPTION OF BUSINESS

Company History

Reliant Home Warranty Corporation ("the Company") was incorporated in the State of Florida on December 18, 1995 as Ronden Vending Corp. On December 24, 1996, the Company incorporated a wholly owned subsidiary called Ronden Acquisition Inc, a Florida corporation. Ronden Acquisition, Inc then merged with Video Home Shopping, Inc., (a Tennessee corporation), and Ronden Acquisition, Inc. was the surviving Florida Corporation. In 1996, Video Home Shopping, Inc. operated a network marketing and distribution business which offered a wide range of products and services to consumers through the medium of video tape. Subsequent to the merger the Company suspended the network marketing and distribution operations of Video Home Shopping, Inc of Tennessee.

On January 9, 1997, articles of merger were filed for the Company as the surviving corporation of a merger between the Company and its wholly owned subsidiary Ronden Acquisition, Inc. This step completed the forward triangular merger between Video Home Shopping, Inc., Ronden Acquisition, Inc. and the Company.

On January 9, 1997, articles of amendment were filed to change the name of the Company from Ronden Vending Corp to VHS Network Inc (VHSN). On April 9, 1997, the Company incorporated VHS Acquisition, Inc. as a wholly owned subsidiary.

In April 1997, the Company was restructured by way of a reverse take-over involving its wholly owned subsidiary, VHS Acquisition, Inc., a Florida company, and VHS Network, Inc., a Manitoba and Canadian controlled Private Corporation.

On April 12, 2000, the Company acquired all the outstanding common shares of China eMall Corporation, an Ontario private company. This represented a 100% voting interest in China eMall Corporation. The Company functioned as an e-commerce company that provided Internet marketing and information services to facilitate trade between Chinese and western businesses and consumers. On September 5, 2003, the Company divested its interest in China email by selling all the outstanding common shares of China email for a nominal amount ($2.00)

On May 6, 2001, the Company entered into an agreement and plan of reorganization (the "Agreement") with Branson Holdings, Inc. ("Branson") to acquire all the issued and outstanding shares of Branson. On July 26, 2001 VHSN terminated its agreement with Branson.

On December 1, 2001, the Company acquired all the outstanding common shares of TrueNet Enterprise Inc., an Ontario private company. On September 22, 2003, the Company changed its name to Dialex Minerals Inc. and completed a reverse split of its issued and outstanding common shares on the basis of ten (10) common shares for one (1) new common share.

On February 9, 2004, the Company completed a transaction acquiring all the outstanding shares of Condor Diamond Corp. an Ontario private company.

On February 2, 2005, pursuant to a Stock Exchange Agreement and a registration statement filed on Form 14-3 with the Securities and Exchange Commission, the Company changed its name from Dialex Minerals Inc. to Reliant Home Warranty Corporation. The Company undertook a reverse split of its outstanding common shares on the basis of one (1) new share for twenty-two (22) old shares thereby reducing its outstanding common shares from 44,438,786 to 2,019,945.

On March 16, 2005, Sandro Sordi in Trust acquired control of the Company, by acquiring a majority of its issued and outstanding shares through the execution of a share purchase agreement with Condor Gold Corp and RTO Zarex Ltd.

Effective March 23, 2005 and prior to the approval of the Stock Exchange Agreement, the former directors of the Corporation, Alexander Stewart, Wallace Stonehouse, Kirk Boyd, Stephen Stewart and Neil Novak, resigned upon the appointment of new directors, Kevin Hamilton, Valeri Guilis, Boyd Soussana and the Honorable John Roberts. Paul Burden became a Director in April, 2006. On March 24, 2005, pursuant to the Stock Exchange Agreement, The BSA Group Limited ("BSA"), in trust for the shareholders of 1604494 Ontario Inc., an Ontario private company, acquired control of the Company by acquiring from treasury 76,000,000 shares of the Company in exchange for all of the issued and outstanding shares of 1604494 Ontario Inc. The total amount of issued and outstanding shares in the Company as a result increased to 78,019,945.

Coincident with the establishment of its home warranty insurance business, the Company divested all of issued and outstanding shares, of Condor Diamond Corp., the Company's wholly-owned subsidiary, to Condor Gold Corp., in consideration of the return of any and all liabilities owing by the Company to Condor Gold Corp.

On April 21, 2005, the Company entered into a Letter of Intent with Creditorlife Inc respecting the comprehensive marketing of the Company's proprietary line of products.

On May 21, 2005, the Company entered into a comprehensive Letter of Intent with Brit Insurance respecting the full reinsurance by Brit of the Company's range of products.

On June 20, 2005, the Company entered into a comprehensive Letter of Intent with Dundee Securities respecting Dundee's acting as the Company's fiscal advisor.

On August 26, 2005, the board of Directors of the Corporation accepted the resignation of its President and Chairman Kevin Hamilton and appointed one of its existing directors, Boyd Soussana, as its new President and CEO.

On January 1, 2006, the board of Directors of the Corporation accepted the resignation of its Treasurer and Director, Val Guilis, and appointed Steve Hamilton as its Treasurer and Director.

In April 2006, the Board of Directors of the Corporation appointed Paul Burden as one of its Directors.


OPERATIONS MANAGEMENT DISCUSSION AND ANALYSIS
The Company has changed the nature of its business and now is preparing to operate a fully integrated mortgage enterprise.

The Company used the 24 month period ending December 31, 2006 to further develop and ultimately complete its proprietary in house computerized residential mortgage documentation and processing systems. Work is now complete. This intensive effort resulted in an array of one time legal accounting, investment advisory costs.

Meetings were held throughout 2006 with Brit Insurance in order to finalize and adapt their highly successful underwriting and risk management business model to the North American legal and residential mortgage environment. This process is now complete. The Company incorporated and organized its wholly owned insurance subsidiary Reliant Insurance SCC in Barbados during 2005. It is presently seeking to capitalize the subsidiary. Its registration with Barbadian authorities has been granted on a conditional basis. Launch of the Company's programs is expected during the second quarter of 2007. First revenue is expected to be generated at that time.

The Company expanded its administrative staff and relocated its' operational and executive offices to 350 Bay Street, Toronto.

GOALS AND OBJECTIVES

The Company is engaged in marketing a series of proprietary non-prime mortgage suite of products.

CASH REQUIREMENTS

The Company intends to meet its cash requirements through a combination of operational cash flow as well as sales of its securities.


RISK FACTORS

An investment in the Company's common stock is speculative in nature and involves a high degree of risk. One should carefully consider the following risks and the other information contained in this prospectus before investing in the common stock offered hereby. The price of the Company's common stock could decline due to any of these risks, and one could lose all or part of an investment. You also should refer to the other information included in this prospectus, including the financial statements and related notes.

If any of the events described below were to occur, the Company's business, prospects, financial condition or results of operations or cash flow could be materially adversely affected. When it is said that something could or will have a material adverse effect on it, it means that it could or will have one or more of these effects.

THE COMPANY HAD OPERATING LOSSES IN THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2006.

The Company had a net loss of $3,430,343 for the year ended December 31, 2006 (2005-$938,752). This raises doubt as to the Company's ability to continue as a going concern. Its operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. The Company may not achieve its business objectives and the failure to achieve such goals would have an adverse impact on it.

THE COMPANY WILL NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE FOR ITS OPERATIONS AND IF IT IS UNABLE TO SECURE SUCH FINANCING, IT MAY NOT BE ABLE TO SUPPORT ITS OPERATIONS.

It will need additional funds to develop its operations. It may seek additional capital through

     o   an offering of its equity securities,
     o   an offering of debt securities, or
     o   by obtaining financing through a bank or other entity.

The Company has not established a limit as to the amount of debt it may incur and it has not adopted a ratio of its equity to debt allowance. If it needs to obtain additional financing, the financing may not be available from any source, or may not be available on terms acceptable to it. Any future offering of securities may not be successful. The Company may not be able to continue to operate if it is unable to obtain additional capital when needed.

THE LOSS OF KEY EMPLOYEES MAY ADVERSELY AFFECT THE COMPANY'S GROWTH OBJECTIVES.

The Company's success in achieving its growth objectives depends upon the efforts of its senior management. Loss of the services of any of these individuals may have a material adverse effect on its business, financial condition and results of operations. The Company can give no assurance that it will be able to maintain and achieve its growth objectives should it lose any or all of these individuals' services.

RELIANT HAS LIMITED EXPERIENCE SELLING OR MARKETING PROGRAMS.

Significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. It cannot be assured that Reliant will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that Reliant depends on third parties for marketing and distribution, any revenues Reliant receives will depend upon the efforts of such third parties, as well as the terms of its agreements with such third parties, which cannot be predicted at this stage of development. There is no assurance that such efforts will be successful. In addition, Reliant cannot assure that it will be able to market and sell its programs in the United States or overseas.

DEVELOPMENTS BY COMPETITORS MAY RENDER OUR PRODUCTS OR TECHNOLOGIES OBSOLETE OR NON-COMPETITIVE.

Reliant will compete against fully integrated insurance companies and smaller companies that are collaborating with larger insurance companies and government agencies, such as CHMC. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger development programs or have substantially greater financial resources than Reliant does, as well as more experience in:

o        developing programs;
o        undertaking pre-launch testing and other trails;
o        obtaining regulatory approvals;
o        launching, marketing and selling similar programs.

Large insurance companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger marketing staffs, longer history in obtaining regulatory approvals than Reliant does. These organizations also compete with Reliant to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

THE COMPANY MAY, IN THE FUTURE, ISSUE ADDITIONAL SHARES OF ITS COMMON STOCK WHICH WOULD REDUCE INVESTORS PERCENT OF OWNERSHIP AND MAY DILUTE ITS SHARE VALUE.

The Company's Certificate of Incorporation authorizes the issuance of 200,000,000 shares of common stock, par value $.001 per share, and 25,000,000 shares of preferred stock. The future issuance of all or part of its remaining authorized common stock may result in substantial dilution in the percentage of its common stock held by then existing shareholders. The Company may value any common or preferred stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by its investors, and might have an adverse effect on any trading market for its common stock.
                                      -6-
SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET.

As of December 31, 2006, the Company had 88,849,002 shares of its Common Stock issued and outstanding 25,933,844, of which were free trading. The balance is restricted from trading being deemed part of a "Control Block" of the Company.

Rule 144 provides, in essence, that a person holding "restricted securities" for a period of one year may sell only an amount every three months equal to the greater of (a) one percent of a company's issued and outstanding shares, or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. The amount of "restricted securities" which a person who is not an affiliate of our company may sell is not so limited, since non-affiliates may sell without volume limitation their shares held for two years if there is adequate current public information available concerning our company. In such an event, "restricted securities" would be eligible for sale to the public at an earlier date. The sale in the public market of such shares of Common Stock may adversely affect prevailing market prices of our Common Stock.

As of March 6, 2006, approximately 20,940,000 of the Company's shares of Common Stock ceased to be deemed "restricted securities" under Rule 144 and became free trading. As of March 1, 2006, the Company issued an additional 8,000,000 shares of free trading Common Stock to two unrelated parties pursuant to an S-8 filed with the Securities and Exchange Commission.

SINCE THE COMPANY HAS NOT PAID ANY DIVIDENDS ON ITS COMMON STOCK AND DOES NOT INTEND TO DO SO IN THE FORESEEABLE FUTURE, A PURCHASER OF ITS COMMON STOCK WILL ONLY REALIZE AN ECONOMIC GAIN ON HIS OR HER INVESTMENT FROM AN APPRECIATION, IF ANY, IN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK.

The Company has never paid, and has no intentions in the foreseeable future to pay, any cash dividends on its common stock. Therefore an investor in its common stock, in all likelihood, will only realize a profit on its investment if the market price of the Company's common stock increases in value.

THE MARKET PRICE OF RELIANT COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY.

The market price of Reliant's common stock may fluctuate significantly in response to factors, some of which are beyond its control, such as:

o the announcement of new programs or program enhancements by Reliant's competitors; o developments concerning regulatory approvals; o variations in Reliant's and Reliant's competitors' results of operations; o changes in earnings estimates or recommendations by securities analysts o developments in the general insurance or mortgage industry.

Further, the stock market, in general, and the market for general insurance companies, in particular, has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of Reliant's common stock, which could cause a decline in the value of Reliant's common stock. One should also be aware that price volatility might be worse if the trading volume of Reliant's common stock is low. Reliant has not paid, and do not expect to pay, any cash dividends because Reliant anticipates that any earnings generated from future operations will be used to finance Reliant's operations and as a result, one will not realize any income from an investment in Reliant common stock until and unless one sells ones shares at a profit.

TRADING OF RELIANT'S COMMON STOCK IS LIMITED.

Trading of Reliant's common stock is currently conducted on the National Association of Securities Dealers' Over-the-Counter Bulletin Board, or "OTC-BB." The liquidity or Reliant's securities has been limited, not only in terms of the number of securities that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts; and the media's coverage of Reliant.

These factors may result in lower prices for Reliant's common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for Reliant's common stock. Currently, there are approximately 110 holders of record of Reliant's common stock.

THE APPLICATION OF THE "PENNY STOCK REGULATION" COULD ADVERSELY AFFECT THE MARKET PRICE OF THE COMPANY'S COMMON STOCK

The Company's securities may be deemed a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction  involving a penny  stock,  unless  exempt,  the "penny stock rules"
require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell the Company's securities and may have the effect of reducing the level of trading activity of its common stock in the secondary market. The foregoing required penny stock restrictions will not apply to the Company's securities if such securities maintain a market price of $5.00 or greater. The Company can give no assurance that the price of its securities will reach or maintain such a level.

UNCERTAINTY AS TO THE CONTINUATION OF THE COMPANY AS A GOING CONCERN

The audited financial statements of the Company for the fiscal year ended December 31, 2006, reflect an accumulated net loss of $8,676,816. These conditions raise substantial doubt about the Company's ability to continue as a going concern if sufficient additional funding is not acquired or alternative sources of capital developed to meet the Company's working capital needs.

ITEM 2 DESCRIPTION OF REAL PROPERTY

Reliant does not own any real property. Reliant currently works out of rented office space located at Suite 250, 350 Bay Street, Toronto. Reliant believes that this arrangement is adequate for its current and immediately foreseeable operating needs. Reliant does not have any policies regarding investments in real estate, securities or other forms of real or personal property outside of that required to carry on its business operations.

ITEM 3 LEGAL PROCEEDINGS

From time to time, Reliant may be involved as a plaintiff or defendant in various legal actions arising in the normal course of business. Reliant does not anticipate any material liability as a result of such litigation.



ITEM 4 SUBMISSIONS OF MATTERS TO VOTE OF SECURITY HOLDERS

NONE


PART II

ITEM 5 MARKETS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Reliant's common stock has been quoted on the OTC Bulletin Board under the symbol "RHWC" since February 14, 2005, prior to which, its securities were traded on the OTC Bulletin Board under the symbol "DLXM". Prior to which, they traded on the National Quotation Bureau's Pink Sheets. The following table sets forth the range of high and low bid quotations of the Company's common stock for the periods indicated. The prices represent inter-dealer quotations, which do not include retail markups, markdowns or commissions, and may not represent actual transactions.

Quarter                                    High $                   Low $
-------                                    ------                   -----

Fiscal Year - 2005

First Quarter*                             0.880                    0.100
Second Quarter*                            0.870                    0.100
Third Quarter                              0.570                    0.270
Fourth Quarter                             0.510                    0.210

Fiscal Year - 2006

First Quarter                              0.840                    0.140
Second Quarter                             0.350                    0.150
Third Quarter                              0.180                    0.060
Fourth Quarter                             0.290                    0.090

*            Before reverse stock split

As of March 31, 2006 Reliant had 97,849,002 of its common stock outstanding. The number of registered holders of record of common shares was approximately 167.

DIVIDENDS

Reliant has never declared or paid a cash dividend on its capital stock. Reliant intends to retain future earnings, if any, to finance the expansion of its business and does not expect to declare or pay any cash dividends in the foreseeable future.


POST PERIOD EVENT

During January 2007, the company issued 9,000,000 free trading Common shares from its treasury pursuant to the exemption from share registration provided by Section SB-8 of the Securities Act 1933 to Julian Brown, a Bahamian resident & consultant. The common shares so issued were in consideration of services rendered and to be rendered by Mr. Brown pursuant to consulting agreement entered into by the Company and Mr. Brown. Mr. Brown provided a combination of consulting, marketing and technical support services to the Company on respect of the launch of its activities in the Caribbean basis and South America.



ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion is intended to provide an analysis of Reliant's financial condition and should be read in conjunction with Reliant's audited financial statements and the related footnotes. The matters discussed in this section that is not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for the Company's growth, trends in the results of the Company's development, anticipated development plans, operating expenses and the Company's anticipated capital requirements and capital resources. The Company's actual results could differ materially from the results discussed in the forward-looking statements.

Going Concern

Reliant is in the process of developing, and exploiting its proprietary financial systems and "know how". The Company has not yet generated much revenue or any profit from its operations. Its continued existence and its ability to continue as a growing concern are dependent upon its ability to obtain additional capital or debt to fund its operations.

Results of Operations for the Years Ended December 31, 2006 and 2005

We have a history of operating losses and virtually no revenue from operations. We continued to develop our proprietary home warranty program which we plan to launch during the next fiscal year. Operating expenses increased from $128,752 for 2005 to $7,729,609 for 2006. During 2006, we incurred significant consulting, legal and other operating expenses related to the Laurus deal and developing our mortgage program. In addition, interest expense totaled $124,261 for 2006. Our 2005 net loss of $933,417 relates primarily to discontinued operations of $810,000. Since our inception, we have accumulated losses of $8,676,816. All non-essential costs have been eliminated in an effort to reduce operating losses.

Liquidity and Capital Resources

Our principal financing sources have been through the issuance of common stock and advances and loans from related parties and others. During 2006, loan proceeds totaled $1,552,133 and stock issuance proceeds totaled $1,109,476. These cash inflows were offset by cash outflows of $1,958,748 for operations, $457,137 for mortgage loans and $6,358 for loan repayments. For 2005, loan proceeds totaled $82,004 and $76,501 was used in operations.

At December 31, 2006, we had a working capital deficit of $1,481,078 compared to a working capital deficit of $156,372 at December 31, 2005.

Critical Accounting Policies and Estimates

The critical accounting policies used by the Company are described in Note 2 to the financial statements. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of sales and expenses during the reporting periods. Actual amounts could differ material from those estimates.

Recent Accounting Pronouncements

Recent  accounting  pronouncements  that may impact the Company are disclosed in
Note 2 to the financial statements.

Off-Balance Sheet Arrangements

None.


ITEM 7.  FINANCIAL STATEMENTS

Our financial statements are filed herewith immediately following the signature pages.

ITEM 8 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE

ITEM 8A CONTROLS & PROCEEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard assets from unauthorized use or disposition. Within 90 days prior to the filing of this report, the Company's Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures with the assistance and participation of other members of management. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934 within the time periods specified in the SEC's rules and forms.

CHANGES IN INTERNAL CONTROLS

The Company has not made any changes to its internal control during the fourth quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The Company has not identified any significant deficiencies or material weaknesses or other factors that could significantly affect these controls, and therefore, no need for corrective action to be taken.

ITEM 8B OTHER INFORMATION

None

PART III

ITEM 9  DIRECTORS,   EXECUTIVE   OFFICERS, OF REGISTRANT

Directors, Executive Officers, Promoters, and Control Persons

Reliant's directors and executive officers as at March 31, 2007, are as follows:

Name                              Age                   Title
----                              ---                   -----

Boyd Soussana                     45                    President, CEO, Director
Hon. John Roberts                 73                    Director
Paul Burden                       52                    Director and CFO
Stephen Hamilton                  53                    Senior Vice President

Reliant's directors will hold office until the next annual meeting of The Company or until their successors are duly elected and qualified. Reliant's executive officers serve at the pleasure of the Board of Directors. Set forth below is a summary description of the principal occupation and business experience of Reliant's directors and executive officers for at least the last five years.

Boyd Soussana                                President Director
-------------                                ------------------
Founder of Creditor Life, Chairman, CEO, Director of several Public and private corporations

The Honourable John Roberts P.C.             Director
--------------------------------             --------
Former Secretary of State of Canada, Privy Counselor, Doctor of Philosophy (Ph.D), Director of several public companies and not for profit entities

Paul Burden                                  Chief Financial Officer Director
-----------                                  --------------------------------

Steven Hamilton                              Senior Vice President
---------------                              ---------------------
Former banker and consumer loans officer

Kevin Hamilton                               Former CEO Director
--------------                               -------------------
Founder of Company, Developer of Real Estate in Eastern Canada, Retired Officer in Canadian Forces, resigned as an officer and director in May of 2005.

Val Guilis resigned as an officer and director on January 1, 2006.

CHANGES IN SECURITIES

On September 5, 2003, the Company announced that it would conduct a reverse split of its issued and outstanding shares on the basis of 10 common shares for one new common share. The Company at that date had 37,345,268 common shares issued and outstanding, after the reverse split there were 3,734,526 common shares issued and outstanding. On February 9, 2004, the Company issued 34,000,000 common shares for the acquisition of 100% of the issued and outstanding common shares of Condor Diamond Corp.

On March 3, 2004, the Company authorized the issuance of 6,004,426 S-8 shares pursuant to debt settlement agreements totaling $428,875. On February 2, 2005, Company undertook a reverse split of its outstanding common shares on the basis of one (1) new share for twenty-two (22) old shares reducing its outstanding common shares from 44,438,786 to 2,019,945 prior to the acquisition of 1604494 Ontario Inc.

On March 24, 2005, the Company issued 76,000,000 shares for the acquisition of 100% of the issued and outstanding common shares of 1604494 Ontario Inc., an Ontario private company, and pursuant to a Stock Exchange Agreement (the "Stock Exchange Agreement"), The BSA Group Limited ("BSA"), in trust, acquired control of the Company, Reliant Home Warranty Corporation by acquiring from treasury 76,000,000 shares of the Corporation in exchange for all of the issued and outstanding shares of 1604494 Ontario Inc it held in trust. As of that date, the Company has a total of 78,019,945 issued and outstanding common shares. Therefore the shareholders of 1604494 Ontario Inc. have acquired ninety-seven point four percent (97.4%) of the issued and outstanding common shares of the Company.

Kevin Hamilton acquired beneficial ownership of 20,085,667 common shares in the capital of the Company, which he is deemed to beneficially own through a corporation, Galaxy Galleria Inc. This total represents 25.7 % of the issued and outstanding consolidated common shares of the Company. These common shares of the Company were issued to Kevin Hamilton further to the Stock Exchange Agreement through which Kevin Hamilton exchanged one common share of 1604494 Ontario Inc. for each one common share of the Company. RS Atlantic Holdings Inc. a private company acquired ownership of 18,921,220 common shares in the capital of the Company, the total of which represents 24.2 % of the issued and outstanding consolidated common shares of the Company. These common shares of the Company were issued to RS Atlantic Holdings Inc further to the Stock Exchange Agreement through which RS Atlantic Holdings Inc exchanged one common share of 1604494 Ontario Inc. for each one common share of the Company.

HS Holdings Inc. a private company acquired ownership of 18,753,113 common shares in the capital of the Company, the total of which represents 24.0 % of the issued and outstanding consolidated common shares of the Company. These common shares of the Company were issued to HS Holdings Inc further to the Stock Exchange Agreement through which HS Holdings Inc exchanged one common share of 1604494 Ontario Inc. for each one common share of the Company. The total amount of issued and outstanding shares in the Company thereby increased to 78,019,782

On March 1, 2006, the board of directors approved the issuance of 8,000,000 of its common shares, in consideration of consulting service to Harvey E. Moss and Leslie N. Moss.

On June 8, 2006, the Company entered into a Security and Purchase Agreement with Laurus Master Fund Ltd. ("Laurus") pursuant to which the Company issued to Laurus a Secured Revolving Note (the "Note") in the aggregate principal amount of $25 million and a warrant to purchase up to 36,128,286 shares of the Company's common stock at a price of $.001 per share (the "Warrant").

As the Company did not have a sufficient number of authorized but un-issued common shares to issue upon the full exercise of the Warrant, it obtained shareholder and State of Florida approval to increase its authorized number of common shares from 100 to 200 million shares.

The Company agreed to use the proceeds of the Note solely for the purposes of funding certain mortgage loans to its customers, except for $1,056,768 that the Company paid to Laurus Capital Management, LLC, the investment advisor to Laurus and to other third parties as reimbursement for their due diligence and legal fees and expenses incurred in connection with the transaction. These costs, which were paid from draws on the Note, were capitalized as loan costs. The Note was secured by substantially all assets of the Company. In addition the 76,000,000 shares of common stock issued by the Company with its 2005 reverse merger were pledged as security for the Note.

The Company used the Black-Scholes option valuation model to calculate the "fair value" of the Warrant and the corresponding capitalized loan costs. The assumptions used in the calculation were: expected term of 90 days, volatility of 219.8%, and interest rate of 4.47% and yield of zero. The expected term was based on the requirements of the Security & Purchase Agreement. The expected volatility was based on the historical volatility of the Company's common stock over a one year period preceding the transaction. The dividend yield of zero was based on the fact that the Company had never paid cash dividends and had no intention to pay cash dividends. The risk free interest rate was derived from average US treasure rates.

The following table summarized the capitalized loan costs:
Fees paid to Laurus Capital Management, LLC                          $   915,000
Fees paid to other third parties (primarily legal fees)                  141,768
                                                                       1,056,768
Value of Warrant issued to Laurus                                      4,299,266
                                                                     ----------
                                                                     $ 5,356,034

In September 2006, the Company was notified by Laurus that given a changed investment climate, it did not intend to proceed with and advance any further monies under the Note. As a result of the decision of Laurus not to proceed with the transaction, the Company wrote off the capitalized loan costs in September 2006.

The Company and Laurus entered into negotiations respecting the resolution of the relationship created by the Security and Purchase Agreement. The results of these negotiations, which allowed the Company to proceed with its business, ultimately led to the Company in December 2006 issuing 2,190,944 of its restricted common shares to Laurus in consideration of Laurus discharging the $1,056,768 debt and releasing its secured position and claims against Company. In addition, Laurus retained the rights to the 36,128,286 common shares from the Warrant; however, it is prevented from selling such shares without the consent of the Company. The Company has no intention of allowing Laurus to sell the shares and its shareholders are proceeding with legal action to nullify the Warrant.

In August 2006, the Company issued 4,000,000 restricted common shares in consideration of consulting fees incurred in connection with a financing transaction that did not materialize. These shares in the opinion of counsel were issued in error are a nullity and therefore are not reflected as part of the Company's outstanding capital.

In November 2006, Main Street Capital LLC, as agent for the Company, obtained subscriptions for two tranches of the Company's restricted common shares from an aggregate of 14 individuals. These restricted common shares were issued by the Company from its treasure pursuant to Section 144 of the Securities Act 1933 and subject to certain statutory restrictions from transfer. The issuance of 638,276 shares for this transactions occurred in January 2007.


ITEM 10 EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation paid to or accrued by the Officers and Directors of Reliant for services rendered to Reliant during the last year.

=======================================================================================================
                                        SUMMARY COMPENSATION TABLE
=======================================================================================================
Name & Principal                                        Other Annual  Underlying          All Other
Position(s)            year       salary     Bonus      Compensation  options             Compensation
---------------------- ----       ------     ---------- ------------  ---------------     -------------
Boyd Soussana          2006       $ 40,897   $0         $0             $0                 $0
Chairman and CEO       2005       $0         $0         $0             $0                 $0

Hon. John Roberts      2006       $0         $0         $0             $0                 $0
Director (__)          2005       $0         $0         $0             $0                 $0

Kevin Hamilton         2006       $0         $0         $0             $0                 $0
Consultant             2005       $0         $0         $0             $0                 $0

Paul Burden            2006       $0         $0         $0             $0                 $0
Director and CFO       2005       $0         $0         $0             $0                 $0
Steve Hamilton         2006       $104,929   $0         $0             $0                 $0
Senior Vice President  2005       $0         $0         $0             $0                 $0


(1) "SARs" or "Stock appreciation right" means a right granted by the Corporation, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) "LTIP " or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Section 16(a) of the Exchange Act requires Reliant's executive officers and directors, and persons who beneficially own more than ten percent of Reliant's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% percent shareholders are required by SEC regulation to furnish Reliant with copies of all Section 16(a) forms they file.

Based on its review of the copies of such forms received by it, Reliant believes that during the year ended December 31, 2006 all such filing requirements applicable to its officers and directors were complied with.

Benefit Plans

Reliant does not have any pension plan, profit sharing plan, or similar plans for the benefit of its officers, directors or employees. However, Reliant may establish such plans in the future.

OPTION GRANTS IN FISCAL YEAR 2006

Reliant granted no options to its officers or directors to purchase shares of our common stock during the fiscal year ended December 31, 2006:


Director and Officer Indemnification and Limitations on Liability

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Reliant pursuant to the foregoing provisions, or otherwise, Reliant has been advised that in the opinion of the Commission such indemnifications is against public policy as expressed in the Securities Act and, is, therefore, unenforceable. Reliant has no indemnification agreements with persons who are directors, officers or employees of Reliant.

ITEM 11 SECURITIY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of the date of this Report regarding the beneficial ownership of Reliant's common stock held by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock. The number of shares of common stock beneficially owned by each person or entity is determined under the rules promulgated by the SEC. Under those rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power and shares which that person or entity has the right to acquire within sixty days after December 31, 2005. The inclusion in this section of any shares deemed beneficially owned does not constitute an admission by that person of beneficial ownership of those shares. Reliant believes that the individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their respective names unless otherwise indicated.

                               Number of shares            Percent of
                               of common  stock            common  stock
                               beneficially                beneficially
Name of                        owned  or  right            owned  or  right
Beneficial Owner               to  direct  vote(*          to  direct  vote (*)
---------------------          -----------------------     -------------------

Boyd Soussana                  0                           0.0%

Hon. John Roberts              0                           0.0%

Paul Burden                    0                           0.0%

Val Guilis (2)                 0                           0.0%

Steve Hamilton                 0                           0.0%

Kevin Hamilton (1              0                           0.0%

All officers and directors
As a Group (3  persons)                                    0.0%

(1) Resigned as President and Director during May 2005. (2) Resigned as CFO and Director on January 1, 2006.


ITEM 12 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Galaxy Galleria Inc. is a significant shareholder of Reliant. Kevin Hamilton is a significant shareholder of Galaxy Galaria Inc., a director and it's Chief Executive Officer. Mr. Hamilton was a director and the Chief Executive Officer of Reliant until he resigned during May 2005.

ITEM 13 EXHIBITS

     (a) The following documents are filed as part of this Annual Report on Form 10-KSB:

(1) Financial Statements

(2)  Exhibits

Exhibit No.       Description
-----------       -----------

31.1              Rule 13a-14(a)/15d14(a)  Certifications of Principal Executive
                  Officer

31.2 Rule 13a-14(a)/15d14(a) Certifications of Principal Financial and Accounting Officer

32.1              Section 1350 Certifications of Principal Executive Officer

32.2              Section  1350   Certifications  of  Principal   Financial  and
                  Accounting Officer

ITEM  14  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees billed to us by our SF Partnerships LLP and Berman Hopkins Wright & LaHam, CPAs and Associates LLP our principal accountants during the fiscal years ended December 31, 2005 and December 31, 2006 for:

                                  December 31, 2005          December 31, 2006
                                  -----------------          -------------------
(i)Audit Fees                     $17,000                    $22,000
(ii)Audit Related Fees            $0                         $0
(iii)Tax Fees                     $1,669                     $0
(iv)All Other Fees                $0                         $0

Audit Fees. The aggregate fees billed by Reliant's principal accountants, for professional services rendered for the audit of our annual financial statements for the last two fiscal years and for the reviews of the financial statements included in our Quarterly Reports on Form 10-QSB during the last two fiscal years.

Audit-Related Fees: Reliant did not engage its principal accountants to provide assurance or related services during the last two fiscal years.

Tax Fees: The aggregate fees billed by Reliant's principal accountants for tax compliance, tax advice and tax planning services rendered to Reliant during the last two fiscal years All Other Fees: Reliant did not engage its principal accountants to render services to us during the last two fiscal years, other than as reported above.

Pre-Approval Policies and Procedures: Reliant's Board of Directors has the sole authority to appoint or replace Reliant's independent auditor. Reliant's Board is directly responsible for the compensation and oversight of the work of its independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. Reliant's independent auditor is engaged by, and reports directly to, it's Board.

Reliant's Board pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for Reliant by Reliant's independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, all of which are approved by our Board prior to the completion of the audit. In the event pre-approval for such auditing services and permitted non-audit services cannot be obtained as a result of inherent time constraints in the matter for which such services are required, the Chairman of the Board may pre-approve such services, and will report for ratification such pre-approval to Reliant's Board at its next scheduled meeting.

SIGNATURES
--------------------------------------------------------------------------------
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 RELIANT HOME WARRANTY CORPORATION

Date April 2, 2007               /s/ Boyd Soussana
                                 ---------------------------------
                                 (Signature) Boyd Soussana
                                 President, Chief Executive Officer

Date April 2, 2007               /s/ Steve Hamilton
                                 ---------------------------------
                                 (Signature) Steve Hamilton
                                 Senior Vice President



                                     Index

Financial Statements

Report of Independent Registered Public Accounting Firm                                           F-2

Report of Independent Registered Public Accounting Firm                                           F-3

Consolidated Balance Sheet at December 31, 2006                                                   F-4

Consolidated Statements of Operations for the years ended December 31,
   2006 and 2005 and for the period from inception to December 31, 2006                           F-5

Consolidated  Statements of Changes in  Shareholders'  Equity  (Deficit) for the
   years ended December 31, 2006 and 2005 for the period from
   inception to December 31, 2006                                                                 F-6

Consolidated Statements of Cash Flows for the years ended December 31,
   2006 and 2005 and for the period from inception to December 31, 2006                           F-7

Notes to Consolidated Financial Statements                                                        F-8


             Report of Independent Registered Public Accounting Firm

To The Board of Directors of Reliant Home Warranty Corporation

We have audited the accompanying consolidated balance sheet of Reliant Home Warranty Corporation (the "Company"), a development stage company, as of December 31, 2006 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the year then ended and for the period from January 1, 2006 to December 31, 2006 for the period from inception to December 31, 2006 amounts included in the consolidated statements of operations and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the year ended December 31, 2005 and for the period from inception to December 31, 2005 were audited by other auditors, whose report dated March 31, 2006 on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reliant Home Warranty Corporation as of December 31, 2006, and the results of its operations, changes in shareholders' equity (deficit) and cash flows for the year then ended and for the period from January 1, 2006 to December 31, 2006 for the period from inception to December 31, 2006 amounts included in the consolidated statements of operations and cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company is in the development stage, has sufficient recurring losses from operations and has negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As disclosed in Note 8 to the financial statements, the Company restated its 2006 financial statements to correct the accounting for a warrant and the revenue recognition for mortgage loan fees.

/S/ Berman Hopkins Wright & Laham, CPAs and Associates, LLP


Winter Park, Florida
May 30, 2007

             Report of Independent Registered Public Accounting Firm

To The Stockholders and Board of Directors ofReliant Home Warranty Corporation

We have audited the accompanying consolidated statements of operations, stockholders' deficit and cash flows of Reliant Home Warranty Corporation (a Florida corporation in the development stage) for the year ended December 31, 2005 and for the cumulative period from January 21, 2004 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Reliant Home Warranty Corporation for the year ended December 31, 2005 and for the cumulative period from January 21, 2004 (date of inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company is in the development stage and has incurred losses from operations, and has negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                      /s/ SF PARTNERSHIP, LLP
                                      - - - - - - - - - - - - - - - - - - - - -
                                      CHARTERED ACCOUNTANTS

Toronto, Canada
March 31, 2006



                                      F-3-

                        Reliant Home Warranty Corporation
                         (a development-stage company)
                           Consolidated Balance Sheet
                                December 31, 2006



                                     Assets                      (as restated)
Current assets
     Cash                                                         $   247,813

     Prepaid expenses and other current assets                         80,534
                                                                  -----------
Total current assets                                                  328,347

     Mortgage receivable                                              457,137

     Other assets                                                       5,149
                                                                  -----------

Total other assets                                                    462,286
                                                                  -----------
Total assets                                                      $   790,633
                                                                  ===========

                               Liabilities
Current Liabilities
     Accounts payable & accrued liabilities                       $   199,134

     Mortgage payable                                                 434,652

     Loan payable to related party                                  1,031,142

     Due to related parties                                           154,497
                                                                  -----------
Total current liabilities                                           1,819,425

Commitments & contingencies

                          Shareholders' Deficit
     Common stock
       $0.001 par value; 200,000,000 shares authorized
       88,849,002 shares issued and outstanding                        88,849

     Stock subscription receivable                                    (25,646)

     Additional paid-in capital                                     3,283,139

     Common stock purchase warrant                                  4,299,266

     Accumulated deficit during the development stage              (8,676,816)

     Accumulated other comprehensive loss                               2,416
                                                                  -----------
Total shareholders' deficit                                        (1,028,792)
                                                                  -----------
Total liabilities and shareholders' deficit                       $   790,633
                                                                  ===========



   The accompanying notes are an integral part of these financial statements




                                   Reliant Home Warranty Corporation
                                     (a development-stage company)
                                 Consolidated Statements of Operations
                          For the Years ended December 31, 2006 and 2005 and
                    Cumulative from the Period January 21, 2004 (date of inception)
                                      through December 31, 2006



                                                                                 Cumulative from
                                                                                Inception through
                                                     2006            2005       December 31, 2006
                                                -------------    -------------    -------------
                                                (as restated)                     (as restated)
Revenue                                         $        --    $       --       $        --
                                                -------------    -------------    -------------

Operating expenses:

     Consulting fees                                1,615,806           69,758        1,687,870

     Amortization of loan costs                     5,356,034             --          5,356,034

     Wages & salaries                                 253,805             --            253,805

     Professional fees                                212,487           36,711          253,041

     General & administrative expenses                167,216           22,283          191,805
                                                -------------    -------------    -------------

Total Operating Expenses                            7,605,348          128,752        7,742,555
                                                -------------    -------------    -------------


Loss from operations                               (7,605,348)        (128,752)      (7,742,555)

Interest expense                                     (124,261)            --           (124,261)
                                                -------------    -------------    -------------


Loss from operations before income taxes           (7,729,609)        (128,752)      (7,866,816)

Provision for income taxes                               --               --               --
                                                -------------    -------------    -------------


Loss from continuing operations                    (7,729,609)        (128,752)      (7,866,816)

Discontinued operations                                  --           (810,000)        (810,000)
                                                -------------    -------------    -------------

Net loss                                        $  (7,729,609)   $    (938,752)   $  (8,676,816)
                                                =============    =============    =============


Foreign currency translation adjustments                8,447            5,335            2,416
                                                -------------    -------------    -------------

Comprehensive loss                              $  (7,721,162)   $    (933,417)   $  (8,674,400)
                                                =============    =============    =============


Net loss per common share - basic and diluted   $       (0.09)   $      (0.01)

Weighted average number of shares

     outstanding during the period - basic         84,981,285       77,560,483



     outstanding during the period - diluted      105,371,496       77,560,483
                                                -------------    -------------




    The accompanying notes are an integral part of these financial statements



                                                 Reliant Home Warranty Corporation
                                                   (a development-stage company)
                                     Consolidated Statements of Shareholders' Equity (Deficit)
                                          For the Periods from January 21, 2004 (date of
                                               inception) through December 31, 2006

                                                                                                             Accumulated   Total
                                                                                      Common    Accumulated  Deficit       Share-
                                                              Stock      Additional   Stock        Other     During       holders
                                          CommonStock      Subscription   Paid-In    Purchase Comprehensive Development    Equity
                                     Shares     Par Value  Receivable     Capital    Warrants Income (Loss)   Stage      (Deficit)
                                   ----------- ---------- -----------  ----------- ----------- ----------- -----------  -----------
Balance January 21, 2004 (date of
inception)                           2,019,782 $    2,020 $      --    $    12,955 $      --   $     --    $      --    $    14,975
                                   ----------- ---------- -----------  ----------- ----------- ----------  -----------  -----------

     Foreign currency translation         --         --          --           --          --         (696)        --           (696)
     Net loss 2004                        --         --          --           --          --         --         (8,455)      (8,455)
                                   ----------- ---------- -----------  ----------- ----------- ----------  -----------  -----------

Balance December 31, 2004            2,019,782      2,020        --         12,955        --         (696)     (8,455)       5,824
                                   ----------- ---------- -----------  ----------- ----------- ----------  -----------  -----------

     Shares issued for acquisition
       of 1604494 Ontario Inc       76,000,000     76,000        --        705,891        --         --          --        781,891
     Foreign currency translation         --         --          --           --          --       (5,335)       --         (5,335)
     Net loss 2005                        --         --          --           --          --         --      (938,752)    (938,752)
                                   ----------- ---------- -----------  ----------- ----------- ----------  -----------  -----------

Balance December 31, 2005           78,019,782     78,020        --        718,846        --       (6,031)   (947,207)    (156,372)
                                   ----------- ---------- -----------  ----------- ----------- ----------  -----------  -----------

     Shares issued for consulting
     service                         8,000,000      8,000        --      1,432,000        --         --           --      1,440,000
     Issue Warrant to Laurus              --         --          --           --     4,299,266       --           --      4,299,266
     Shares issued to Laurus         2,167,987      2,168        --      1,056,102        --         --           --      1,058,270
     Shares issued to Laurus            22,957         23        --         11,183        --         --           --         11,206
     Shares issued                     638,276        638     (25,646)      65,008        --         --           --         40,000
     Foreign currency translation         --         --          --           --          --        8,447         --          8,447
     Net loss 2006                        --         --          --           --          --         --     (7,729,609)  (7,729,609)
                                   ----------- ---------- -----------  ----------- ----------- ----------  -----------  -----------

Balance December 31, 2006 -         88,849,002 $   88,849 $   (25,646) $ 3,283,139 $ 4,299,266 $    2,416  $(8,676,816) $(1,028,792)
     as restated                   =========== ========== ===========  =========== =========== ==========  ===========  ===========

                            The accompanying notes are an integral part of these financial statements




                                  Reliant Home Warranty Corporation
                                    (a development-stage company)
                                Consolidated Statements of Cash Flows
                           For the Years ended December 31, 2006 and 2005
                      and Cumulative from the Period January 21, 2004 (date of
                                inception) through December 31, 2006



                                                                                      Cumulative from
                                                                                      Inception through
                                                        2006               2005       December 31, 2006
                                                     -----------       -----------    -----------------
                                                    (as restated)                       (as restated)
Cash Flows from Operating Activities:
Net loss                                             $(7,729,609)      $  (938,752)      $(8,676,816)
Adjustments to reconcile net loss to net cash used
     by perating activities:
     Shares issued for consulting fee                  1,440,000              --           1,440,000
     Issue warrant to Laurus                           4,299,266              --           4,299,266
     Discontinued operations                                --             810,000           810,000
     Change in  working capital accounts:
        Prepaid expenses                                 (80,534)             --             (80,534)
        Accounts payable & accrued liabilities           112,119            52,249           199,134
        Other assets                                          10              --              (5,149)
                                                     -----------       -----------       -----------

Net cash used by operating activities                 (1,958,748)          (76,503)       (2,014,099)
                                                     -----------       -----------       -----------

Cash Flow from Investing Activities:
     Mortgage receivable loans                          (457,137)             --            (457,137)
                                                     -----------       -----------       -----------

Cash Flow from Financing Activities:
     Loan proceeds                                     1,037,500              --           1,037,500
     Payments on loan                                     (6,358)             --              (6,358)
     Mortgage payable loan proceeds                      434,652              --             434,652
     Proceed from sale of shares                       1,109,476              --           1,096,342
     Proceeds from related company loans                  79,981            82,004           154,497
                                                     -----------       -----------       -----------

Net cash provided operating activities                 2,655,251            82,004         1,701,140
                                                     -----------       -----------       -----------


Net Increase in Cash:                                    239,366             5,501           245,397


     Foreign exchange on cash balances                     8,447            (5,501)            2,416
                                                     -----------       -----------       -----------

                                                         247,813              --             247,813


Cash - beginning period                                     --                --                --
                                                     -----------       -----------       -----------

Cash - end of period                                 $   247,813       $      --         $   247,813
                                                     ===========       ===========       ===========

Supplemental disclosures:

     Interest paid                                   $    97,254       $      --         $    97,254
     Income tax paid                                 $      --         $      --         $      --


             The accompanying notes are an integral part of these financial statements.


                                      F-7-

RELIANT HOME WARRANTY CORPORATION
(a development-stage company)
Notes to Financial Statements
December 31, 2006 and 2005


1.   Organization and Development Activities

     Organization

     Reliant Home Warranty Corporation (the "Company"), formerly Dialex Minerals, Inc., was incorporated in the State of Florida on December 18, 1995, under the trade name of Ronden Vending Corp. On March 24, 2005, the Company entered into a stock exchange agreement with BSA Group Limited, as trustee for the stockholders of 1604494 Ontario Inc., an Ontario corporation, which was incorporated on January 21, 2004. Under this agreement, the Company exchanged 76,000,000 common shares for 100% of the issued and outstanding shares of 1604494 Ontario Inc. As a result of the stock exchange, the Company obtained control over 1604494 Ontario Inc. Legally, the Company is the parent of 1604494 Ontario Inc.; however, as a result of the stock exchange, control of the combined companies passed to the shareholders of 1604494 Ontario Inc., which for accounting purposes was deemed to be the acquirer under a reverse merger. As such, the accompanying financial statements present the financial position and results of operations and cash flows of 1604494 Ontario Inc. under the name of the Company. The reverse merger was recorded as a recapitalization of the Company, with the net assets of the 1604494 Ontario Inc. and the Company brought forward at their historical values as of January 21, 2004. The costs associated with the reverse merger were expensed as incurred.

     Development Stage Activities

     Upon completion of the reverse merger, the Company changed the nature of its business and now offers a proprietary line of home value warranty programs, designed for sale to purchasers of residential real estate primarily single family homes and condominiums. The Company is currently a development stage company as defined under FAS No. 7. As required for development enterprises, the statements of operations, cash flows and changes in shareholders' equity (deficit) are presented on a cumulative basis from inception. Prior to January 21, 2004, the Company was involved in a number of businesses, including consumer video products and e-commerce.

2.   Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial statements for the periods presented include the accounts of the Company and its wholly owned subsidiary Reliant Home Mortgage Canada, Inc. All inter-company transactions and balances have been eliminated in consolidation.

     Cash and Equivalents

     Cash and cash equivalents consist of cash on hand and cash deposited with financial institutions, including money market accounts. For the purposes of the statement of cash flows, the Company considers all highly liquid debt and other instruments with an original maturity of three months or less to be cash equivalents.

     Revenue Recognition

     Revenue for warranty contracts will be deferred and recognized in income on a straight line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the cost of performing services under the contract are incurred on other than a straight line basis. In those circumstances, revenue will be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Losses are recognized on warranty contracts if the sum of expected costs of providing services under the contracts exceeds the related unearned revenue. In accorcdance with FAS 91, mortgage loan fees and related loan costs are offset, and the net amoun is deferred and amortized over the lives of the loans.

     Use of Estimates

     Preparation  of  financial   statements  in  accordance   with   accounting
     principles  generally  accepted  in the United  States of America  requires

                                      F-8-

RELIANT HOME WARRANTY CORPORATION
Notes to Financial Statements
December 31, 2006 and 2005


     management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

     Fair Value of Financial Instruments

     The carrying amounts reported in the accompanying financial statements for cash and equivalents, mortgage notes and notes payable approximate fair values because of the immediate or short-term maturities of the financial instruments and because the prevailing interest rates on the instruments are market rates.

     Net Loss per Share

     Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. Diluted net loss per share is calculated by dividing net loss for the period by the weighted-average number of common shares outstanding during the period, increased by potentially dilutive common shares. Potentially dilutive securities for the period ended December 31, 2006 consist of the 36,128,286 shares of common stock under Warrant (see note
     3). There were no potentially dilutive diluted securities for the period prior to 2006.

     Equity Compensation

     The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. In accordance with FAS No. 123(R), "Accounting for Stock-Based Compensation", the value of these transactions are measured and accounted for based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

     Foreign Currency Translation

     The Company accounts for foreign currency translation pursuant to FAS No. 52, "Foreign Currency Translation". The Company's functional currency is the Canadian dollar. All assets and liabilities are translated into United States dollars using the exchange rates prevailing at the end of the year. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Unrealized foreign exchange amounts resulting from translations at different rates according to their nature are included in accumulated other comprehensive income. Realized foreign currency transaction gains and losses are recognized in operations.

     Comprehensive Loss

     The Company reports comprehensive loss in accordance with FAS No. 130, Reporting Comprehensive Income. The components of comprehensive loss include foreign currency translation adjustments.

     Income Taxes

     The Company accounts for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes" using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. The Company has approximately $7.7 million in net operating losses as of December 31, 2006, and a valuation allowance equal to the tax benefit of the accumulated net operating losses has been established since it is uncertain that future taxable income will be realized during the applicable carry-forward periods. The net operating loss carryforwards may be limited under change of control provisions of taxing authorities.

RELIANT HOME WARRANTY CORPORATION
(a development-stage company)
Notes to Financial Statements
December 31, 2006 and 2005

     Recent Accounting Pronouncements

     In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. FIN 48 prescribes a comprehensive financial statement model of how a company should recognize, measure, present, and disclose uncertain tax positions that the Company has taken or expects to take in its income tax returns. FIN 48 requires that only income tax benefits that meet the "more likely than not" recognition threshold be recognized or continue to be recognized on the effective date. Initial derecognition of amounts would be reported as a cumulative effect of a change in accounting principle. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material impact on the financial statements.

     In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year
     Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on our financial statements.

     In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements", which establishes a framework for reporting fair value and expands disclosure about fair value measurements. FAS 157 is effective for our 2008 fiscal year. We are currently evaluating the impact of this standard on our financial statements.

     In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for fiscal years after November 15, 2007. We are currently evaluating the impact of adopting FAS 159 on our financial statements.

     Reclassifications

     Where necessary, prior period amounts have been reclassified to conform to current period presentation. None of the reclassifications had an effect on net loss or shareholders' equity (deficit) as previously reported.

3.   Shareholders' Equity (Deficit) and Laurus Revolving Note Agreement

     On February 2, 2005, the Company undertook a reverse split of its outstanding common shares on the basis of one new share for twenty-two old shares, thereby reducing its outstanding common shares from 44,438,768 to 2,019,782 prior to the acquisition of a subsidiary company. The reverse split has retroactively been taken into consideration in the consolidated financial statements and in the calculation of net loss per share.

     March 24, 2005, pursuant to stock exchange agreement, BSA Group Limited in trust for the shareholders of the Company, acquired control of 1604494 Ontario Inc. by acquiring from treasury 76,000,000 common shares of the Company in exchange for all the issued and outstanding shares of 1604494 Ontario Inc.

     On March 1, 2006, the board of directors approved the issuance of 8,000,000 of its common shares, in consideration of consulting service to Harvey E. Moss and Leslie N. Moss.

     On June 8, 2006, the Company entered into a Security and Purchase Agreement with Laurus Master Fund Ltd. ("Laurus") pursuant to which the Company issued to Laurus a Secured Revolving Note (the "Note") in the aggregate principal amount of $25 million and a warrant to purchase up to 36,128,286 shares of the Company's common stock at a price of $.001 per share (the "Warrant").

     As the Company did not have a sufficient number of authorized but un-issued common shares to issue upon the full exercise of the Warrant, it obtained shareholder and State of Florida approval to increase its authorized number of common shares from 100 to 200 million shares.

     The Company agreed to use the proceeds of the Note solely for the purposes of funding certain mortgage loans to its customers, except for $1,056,768

RELIANT HOME WARRANTY CORPORATION
(a development-stage company)
Notes to Financial Statements
December 31, 2006 and 2005

     that the Company paid to Laurus Capital Management, LLC, the investment advisor to Laurus and to other third parties as reimbursement for their due diligence and legal fees and expenses incurred in connection with the transaction. These costs, which were paid from draws on the Note, were capitalized as loan costs. The Note was secured by substantially all assets of the Company. In addition the 76,000,000 shares of common stock issued by the Company with its 2005 reverse merger were pledged as security for the Note.

     The Company used the Black-Scholes option valuation model to calculate the "fair value" of the Warrant and the corresponding capitalized loan costs. The assumptions used in the calculation were: expected term of 90 days, volatility of 219.8%, and interest rate of 4.47% and yield of zero. The expected term was based on the requirements of the Security & Purchase Agreement. The expected volatility was based on the historical volatility of the Company's common stock over a one year period preceding the transaction. The risk free interest rate was derived from average US treasure rates.

     The following table summaried the capitalized loan costs:
     Fees paid to Laurus Capital Management, LLC                $     915,000
     Fees paid to other third parties (primarily legal fees)          141,768
                                                                -------------
                                                                    1,056,768
     Value of Warrant issued to Laurus                              4,299,266
                                                                -------------
                                                                  $ 5,356,034

     In September 2006, the Company was notified by Laurus that given a changed investment climate, it did not intend to proceed with and advance any further monies under the Note. As a result of the decision of Laurus not to proceed with the transaction, the Company wrote off the capitalized loan costs in September 2006.

     The Company and Laurus entered into negotiations respecting the resolution of the relationship created by the Security and Purchase Agreement. The results of these negotiations, which allowed the Company to proceed with its business, ultimately led to the Company in December 2006 issuing 2,190,944 of its restricted common shares to Laurus in consideration of Laurus discharging the $1,056,768 debt and releasing its secured position and claims against Company. In addition, Laurus retained the rights to the 36,128,286 common shares from the Warrant; however, it is prevented from selling such shares without the consent of the Company. The Company has no intention of allowing Laurus to sell the shares and its shareholders are proceeding with legal action to nullify the Warrant.

     In August 2006, the Company issued 4,000,000 restricted common shares in consideration of consulting fees incurred in connection with a financing transaction that did not materialize. These shares in the opinion of counsel were issued in error are a nullity and therefore are not reflected as part of the Company's outstanding capital.

     In November 2006, Main Street Capital LLC, as agent for the Company, obtained subscriptions for two tranches of the Company's restricted common shares from an aggregate of 14 individuals for net proceeds of $65,946 after fees of $28,134.These restricted common shares were issued by the Company from its treasure pursuant to Section 144 of the Securities Act 1933 and subject to certain statutory restrictions from transfer. The issuance of 638,276 shares for this transactions occurred in January 2007.

4.   Related Party Transactions

     Due to related parties represents advances to the Company from a shareholder/officer of the Company to fund the working capital of the Company. The advances are non-interest bearing and have no fixed terms for repayment.

RELIANT HOME WARRANTY CORPORATION
(a development-stage company)
Notes to Financial Statements
December 31, 2006 and 2005

     In August 2006, the Company received loan proceeds of $1,037,500 under the terms of a loan agreement with its shareholder Galaxy Galleria, Inc. This agreement was made for the purpose of engaging Galaxy Galleria to provide structured financing to assist the Company in bolstering its working capital and meeting its ongoing financial obligations. The loan bears interest at a rate of 15.1% and is payable quarterly in arrears. The principal is due on July 18, 2007.

5.   Mortgage Notes

     In December 2006, the Company commenced its mortgage warranty operations and wrote three mortgage loans totaling $457,137. The loans carry interest rates of 7.35% to 7.85%, have terms of 25 to 50 years, are receivable in monthly payments totaling approximately $3,300 and collateralized by real estate. The Company financed its loans to its customers with loans from Morban Limited totaling $434,652. Interest on the loans is payable monthly at the prime rate plus 3%. The principal is due November and December 2007. The loans are secured by the Company's mortgage notes with its customers.

6.   Discontinued Operations

     On March 24, 2005, the Company divested of all of the issued and outstanding shares of its wholly-owned subsidiary, Condor Diamond Corp. to Condor Gold Corp. in consideration of any and all liabilities owing by the Company to Condor Gold Corp. and its directors and officers. The results of the discontinued operations are reflected in the 2005 financial statements.

7.   Going Concern

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has sustained net losses of $4,377,550 since inception including $3,430,343 for the year ended December 31, 2006, and has a negative working capital deficit of $1,491,078 at December 31, 2006, which raise substantial doubt about the Company's ability to continue as a going concern. The Company is dependant on successfully bringing its services to market, achieving future profitable operations, and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

8.   Restatement of Financial Statements

     In May 2007, the Company determined that the accounting for the warrant issued to Laurus (see Note 4) and the revenue recognition for mortgage loans were not correct. In 2006, the Company had recorded mortgage revenues of $18,680 related to its new mortgage programs which in accordance with FAS 91 should be deferred and amortized over the lives of the related loans. The Company has restated its 2006 financial statements to correct its revenue recognition for mortgage loan fees to comply with FAS 91. The result of this restatement decreased previously reported 2006 and cumulative from inception revenues and operating expenses each by $18,680. During the fourth quarter of 2006, the Company had reversed $4,299,266 of operating expenses related the Laurus warrant as the Laurus financing transaction never materialized. The fact that the Company has no intention of allowing Laurus to sell the shares underlying the warrant does not nullify its legal obligation under the warrant agreement. Therefore, the Company has restated its 2006 financial statements to not reverse the expense of $4,299,266 previously ascribed to the warrant. The result of this restatement increased previously reported 2006 and cumulative from inception operating expenses and net loss by $4,299,266. In addition, 2006 net loss per share was increased by $.05 from $.04 to $.09. The restatements had no impact on total stockholders' deficit of the Company.



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